Exhibit 99.1

        1st Quarter 2011 • Earnings News Release • Three months ended January 31, 2011

TD Bank Group Reports First Quarter 2011 Results

This quarterly earnings release should be read in conjunction with our unaudited first Quarter 2011 Report to Shareholders for the three months ended January 31, 2011, which is available on our website at http://www.td.com/investor/. This analysis is dated March 3, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.69, compared with $1.44.
•	Adjusted diluted earnings per share were $1.74, compared with $1.60.
•	Reported net income was $1,541 million, compared with $1,297 million.
•	Adjusted net income was $1,588 million, compared with $1,430 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $112 million after tax (13 cents per share), compared with $112 million after tax (13 cents per share) in the first quarter last year.
•
A gain of $81 million after tax (9 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a gain of $4 million after tax in the first quarter last year.

•
Integration and restructuring charges of $13 million after tax (1 cent per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $46 million after tax (5 cents per share) in the first quarter last year.

•
A loss of $3 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $7 million after tax (1 cent per share) in the first quarter last year.

TORONTO, March 3, 2011 - TD Bank Group (TD or the Bank) today announced its financial results for the first quarter ended January 31, 2011. Overall results for the quarter reflected record retail earnings in Canada and the U.S. During the quarter, TD also announced an agreement to purchase Chrysler Financial, which is expected to close in the second quarter of TD's fiscal 2011, pending regulatory approvals and satisfaction of other customary closing conditions.
“The first quarter was an excellent start to the year for TD, with record adjusted earnings and great growth across our retail businesses on both sides of the border. Total adjusted retail earnings hit another new high of $1.4 billion, up 30% from last year. Wholesale Banking also had a strong quarter,” said Ed Clark, Group President and Chief Executive Officer, TD. “We’re very pleased to announce a dividend increase of 5 cents per common share, payable in April, which speaks to the continuing confidence we have in the earnings power of our business model.”

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $905 million for the quarter, up 26% from the same period last year. Revenue grew 5% while PCL declined by 32%. TD Canada Trust (TDCT) reported strong volume growth in personal and business deposits, real estate secured lending, indirect lending and insurance. Subsequent to the end of the quarter, TDCT started to offer Sunday hours at more than 300 branches across Canada.
“Canadian Personal and Commercial Banking delivered another record quarter as we continued to benefit from our leadership position in customer service and convenience and ongoing investments in our branch network,” said Tim Hockey, Group Head, Canadian Banking and Insurance, TD. “We expect a very good year in 2011, with solid performance across all of our businesses and particular strength in insurance and business banking. However, year-over-year earnings growth will moderate starting in the second quarter, with slowing volume growth in personal banking and continuing margin pressure.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $133 million in the quarter, up 32% from the same period last year, largely driven by fee revenue from higher client assets, strong trading volume and higher net interest margin. TD Ameritrade contributed $48 million in earnings to the segment, up 12% from the same period last year. In February, TD Ameritrade announced it reached a record US$400 billion in client assets, reflecting strong asset gathering momentum over the past two years.
“This was a strong quarter, marking eight straight quarters of improving profit for the Wealth business,” said Mike Pedersen, Group Head, Wealth Management, Direct Channels and Corporate Shared Services, TD. “Buoyant equity markets also helped our revenue growth and we continued to invest in infrastructure and products for our clients. We are positioned well for further growth throughout the year, provided the markets remain at current levels or improve further.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$319 million in reported net income for the quarter, up 85% from the same period last year. On an adjusted basis, the segment earned US$332 million, up 54% from the first quarter of last year. Revenue in U.S. dollar terms grew 28% from the same period last year, primarily driven by strong loan and deposit growth and acquisitions, partially offset by lower overdraft fees.
“TD Bank, America’s Most Convenient Bank, had a record first quarter, thanks to strong loan and mortgage growth and good cross-selling momentum,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “While the economy is still recovering, we’re seeing increased optimism among our personal and business customers, which makes us confident about continuing volume growth in 2011. The early performance of our recent acquisitions has also been better than expected.”

Wholesale Banking
Wholesale Banking reported net income of $237 million, down 36% from the same period last year. Last year’s record results reflected the unusually strong market conditions that followed the financial crisis. This year's strong performance included solid results across all business lines and continued low PCLs.
   “Our wholesale bank had a strong quarter and delivered an above-target return on capital,” said Bob Dorrance, Group Head, Wholesale Banking, TD. “Our core revenues reflected a moderated trading environment, offset by stronger capital market revenues.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $102 million, down $18 million, on a reported basis, and a net loss of $68 million, up $35 million, on an adjusted basis, from the same period last year.

Capital
TD’s Tier 1 capital ratio was 12.7% in the quarter, up 50 basis points from last quarter. Capital quality remained very high, with tangible common equity comprising about 80% of Tier 1 capital.

Conclusion
“We’re very pleased with TD’s great results for the quarter, which once again demonstrated that we have the right strategy to deliver long-term profitable growth,” Clark said. “It’s also encouraging to see more signs that the economy is recovering, even though interest rates remain low and regulatory uncertainty continues to persist. Given TD’s strong capital position, ongoing investments in our franchises and the proven strength of our retail-focused strategy, we’re looking forward to a very good year in 2011.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release in the “Business Outlook” section for each business segment and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2010 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2010 Annual Report under the headings “Economic Summary and Outlook”, as updated in the First Quarter 2011 Report to Shareholders; for each business segment, “Business Outlook and Focus for 2011”, as updated in this earnings news release under the headings “Business Outlook”, and for the Corporate segment in the report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s investors and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 4

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Results of operations
Total revenue	$5,460	$5,017	$5,037
Provision for credit losses	414	404	517
Non-interest expenses	3,193	3,263	2,981
Net income - reported1	1,541	994	1,297
Net income - adjusted1	1,588	1,260	1,430
Economic profit2	554	105	367
Return on common equity - reported1	15.5%	9.7%	14.0%
Return on invested capital2	14.1%	11.0%	13.6%
Financial position
Total assets	$616,368	$619,545	$567,454
Total risk-weighted assets	199,235	199,910	190,644
Total shareholders’ equity	41,524	42,302	39,474
Financial ratios
Efficiency ratio - reported1	58.5%	65.0%	59.2%
Efficiency ratio - adjusted1	56.4%	61.4%	55.1%
Tier 1 capital to risk-weighted assets	12.7%	12.2%	11.5%
Provision for credit losses as a % of net average loans	0.60%	0.60%	0.79%
Common share information - reported (Canadian dollars)1
Per share earnings
Basic	$1.70	$1.08	$1.45
Diluted	1.69	1.07	1.44
Dividends	0.61	0.61	0.61
Book value	43.23	44.29	41.86
Closing share price	74.96	73.45	63.00
Shares outstanding (millions)
Average basic	879.3	874.9	859.3
Average diluted	883.7	879.7	864.2
End of period	882.1	878.5	862.0
Market capitalization (billions of Canadian dollars)	$66.1	$64.5	$54.3
Dividend yield	3.3%	3.4%	3.8%
Dividend payout ratio	36.0%	56.4%	42.0%
Price to earnings ratio	14.0	14.4	15.1
Common share information - adjusted (Canadian dollars)1
Per share earnings
Basic	$1.75	$1.39	$1.61
Diluted	1.74	1.38	1.60
Dividend payout ratio	34.9%	44.1%	37.9%
Price to earnings ratio	12.7	12.7	11.1
1 Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2 Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$3,165	$2,983	$2,849
Non-interest income	2,295	2,034	2,188
Total revenue	5,460	5,017	5,037
Provision for credit losses	414	404	517
Non-interest expenses	3,193	3,263	2,981
Income before income taxes, non-controlling interests in subsidiaries, and equity in
net income of an associated company	1,853	1,350	1,539
Provision for income taxes	343	374	270
Non-controlling interests in subsidiaries, net of income taxes	26	27	27
Equity in net income of an associated company, net of income taxes	57	45	55
Net income - reported	1,541	994	1,297
Preferred dividends	49	48	49
Net income available to common shareholders - reported	$1,492	$946	$1,248

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 6

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Operating results – adjusted
Net interest income	$3,165	$2,983	$2,849
Non-interest income1	2,202	2,049	2,162
Total revenue	5,367	5,032	5,011
Provision for credit losses	414	404	517
Non-interest expenses2	3,028	3,088	2,761
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an
associated company	1,925	1,540	1,733
Provision for income taxes3	385	315	348
Non-controlling interests in subsidiaries, net of income taxes	26	27	27
Equity in net income of an associated company, net of income taxes4	74	62	72
Net income - adjusted	1,588	1,260	1,430
Preferred dividends	49	48	49
Net income available to common shareholders - adjusted	1,539	1,212	1,381
Adjustments for items of note, net of income taxes
Amortization of intangibles5	(112)	(115)	(112)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio6	81	(8)	4
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions7	(13)	(18)	(46)
Decrease in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses8	(3)	(4)	(7)
Recovery of income taxes due to changes in statutory income tax rates9	-	-	11
Release of insurance claims10	-	-	17
Agreement with Canada Revenue Agency11	-	(121)	-
Total adjustments for items of note	(47)	(266)	(133)
Net income available to common shareholders - reported	$1,492	$946	$1,248
1
Adjusted non-interest income excludes the following items of note: first quarter 2011 - $6 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 8; $99 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 6; fourth quarter 2010 - $8 million loss due to change in fair value of CDS hedging the corporate loan book; $8 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 10.

2
Adjusted non-interest expenses exclude the following items of note: first quarter 2011 - $144 million amortization of intangibles as explained in footnote 5; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 7; fourth quarter 2010 - $147 million amortization of intangibles; $28 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

3
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.

4
Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2011 - $17 million amortization of intangibles, as explained in footnote 5; fourth quarter 2010 - $17 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles.

5
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations.

6
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

7
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S. Personal and Commercial Banking has elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three months ended January 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions and there were no restructuring charges recorded.

8
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

9	This represents the impact of scheduled changes in the income tax statutory rates on net future income tax balances.
10
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

11
The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Diluted - reported	$1.69	$1.07	$1.44
Adjustments for items of note 2	0.05	0.31	0.16
Diluted - adjusted	$1.74	$1.38	$1.60
Basic - reported	$1.70	$1.08	$1.45
1 EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2 For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes1
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Provision for income taxes - reported	$343	$374	$270
Adjustments for items of note: Recovery of (provision for) income taxes2
Amortization of intangibles	49	49	54
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(18)	(1)	(8)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	8	10	25
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	3	4	4
Recovery of income taxes due to changes in statutory income tax rates	-	-	11
Insurance claims	-	-	(8)
Agreement with Canada Revenue Agency	-	(121)	-
Total adjustments for items of note	42	(59)	78
Provision for income taxes - adjusted	$385	$315	$348
Effective income tax rate - adjusted3	20.0%	20.5%	20.1%
1 For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2 The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3 Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and net income available to common shareholders - adjusted. Adjusted results, items of note, and related terms are discussed in the “How the Bank Reports” section of this document.

Reconciliation of Net Income Available to Common Shareholders - Adjusted, Economic Profit, and Return on Invested Capital
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Average common equity	$38,209	$38,816	$35,430
Average cumulative goodwill/intangible assets amortized, net of income taxes	5,190	5,093	4,793
Average invested capital	$43,399	$43,909	$40,223
Rate charged for invested capital	9.0%	10.0%	10.0%
Charge for invested capital	$985	$1,107	$1,014
Net income available to common shareholders - reported	$1,492	$946	$1,248
Items of note impacting income, net of income taxes	47	266	133
Net income available to common shareholders - adjusted	$1,539	$1,212	$1,381
Economic profit	$554	$105	$367
Return on invested capital	14.1%	11.0%	13.6%

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 8

Significant Events in 2011

Agreement to Acquire Chrysler Financial
On December 21, 2010, the Bank announced it had signed an agreement with Cerberus Capital Management, L.P. to acquire 100% of the outstanding shares of Chrysler Financial for cash consideration of approximately US$6.3 billion. The purchase is expected to be comprised of net assets of approximately US$5.9 billion and approximately US$0.4 billion in goodwill at close. Under the terms of the agreement, TD Bank, N.A., will acquire Chrysler Financial in the U.S. and TD Bank will acquire Chrysler Financial in Canada. The transaction is expected to close in the second quarter of fiscal 2011, pending regulatory approvals and satisfaction of other customary closing conditions.
The transaction is expected to be neutral to the Bank’s adjusted earnings in fiscal 2011 and will add approximately US$100 million in adjusted earnings in fiscal 2012, the first full year of operations. The transaction is expected to have a Tier 1 capital impact on closing of approximately 55-60 basis points (bps) based on the Bank’s capital position for the period ended January 31, 20111.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act affects every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Dodd-Frank Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released and finalized.
Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of Regulation E and other regulatory changes, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this report.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

1The expected earnings for the full 2012 fiscal year were based on management’s estimate of the expected contribution from the Chrysler Financial transaction taking into account expected synergies and excluding integration costs. Chrysler Financial’s expected earnings and all other estimates are subject to risks and uncertainties that may cause actual results to differ materially. See the “Caution Regarding Forward-Looking Statements” included in the Bank’s press release dated December 21, 2010, which is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results have not been reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 MD&A, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $87 million, compared with $96 million in the first quarter last year, and $117 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 10

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$1,822	$1,854	$1,744
Non-interest income	842	814	795
Total revenue	2,664	2,668	2,539
Provision for credit losses	213	239	315
Non-interest expenses	1,212	1,331	1,194
Net income	$905	$773	$720
Selected volumes and ratios
Return on invested capital	39.1%	32.9%	31.3%
Margin on average earnings assets (including securitized assets)	2.82%	2.91%	2.93%
Efficiency ratio	45.5%	49.9%	47.0%
Number of Canadian retail stores	1,129	1,127	1,111
Average number of full-time equivalent staff	34,314	34,844	33,278

Quarterly comparison - Q1 2011 vs. Q1 2010
Canadian Personal and Commercial Banking net income for the quarter was $905 million, an increase of $185 million, or 26%, compared with the first quarter last year. The annualized return on invested capital for the quarter was 39.1%, compared with 31.3% in the first quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,664 million, an increase of $125 million, or 5% (7% excluding segment transfers), compared with the first quarter last year, primarily due to strong volume growth in personal and business deposits, real estate secured lending, indirect lending, and insurance. Compared with the first quarter last year, real estate secured lending volume, including securitized assets, increased $15.3 billion, or 9%, while consumer loan volume increased $2.0 billion, or 7%. Business loans and acceptances volume increased $2.5 billion, or 8%. Personal deposit volume increased $6.9 billion, or 5%, while business deposit volume increased $5.6 billion, or 11%. Gross originated insurance premiums increased $53 million, or 8%, compared to the first quarter last year. Margin on average earning assets decreased by 11 bps to 2.82% compared with the first quarter last year, of which 8 bps was due to segment transfers.
PCL for the quarter was $213 million, a decrease of $102 million, or 32% (27% excluding segment transfers), compared with the first quarter last year. Personal banking PCL was $206 million, a decrease of $71 million, or 26%, mainly due to better credit conditions resulting from an improving economic and employment environment. Business banking PCL was $7 million, a decrease of $31 million, or 82%. Annualized PCL as a percentage of credit volume was 0.33%, a decrease of 18 bps, compared with the first quarter last year. Net impaired loans were $570 million, an increase of $60 million, or 12%, over the first quarter last year. Net impaired loans in commercial banking remain at relatively low levels largely due to active management. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at January 31, 2010.
Non-interest expenses for the quarter were $1,212 million, an increase of $18 million, or 2%, compared with the first quarter last year, primarily due to higher employee compensation and project-related costs.
The average full-time equivalent (FTE) staffing levels increased by 1,036, or 3%, compared with the first quarter last year reflecting continued investment in our businesses. The efficiency ratio for the quarter improved to 45.5%, compared with 47.0% in the first quarter last year.

Quarterly comparison - Q1 2011 vs. Q4 2010
Canadian Personal and Commercial Banking net income for the quarter increased $132 million, or 17%, compared with the prior quarter. The annualized return on invested capital for the quarter was 39.1%, compared with 32.9% in the prior quarter.
Revenue for the quarter decreased $4 million, compared with the prior quarter mainly due to segment transfers. Margin on average earning assets decreased 9 bps to 2.82%, of which 8 bps due to segment transfers. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $3.4 billion, or 2%, business loans and acceptances increased $0.8 billion, or 3%, while consumer loan volume decreased $0.6 billion, or 2% mainly due to segment transfers. Personal deposit volume increased $0.9 billion, or 1%, while business deposit volume increased $1.5 billion, or 3%. Gross originated insurance premiums decreased $117 million, or 14%.
PCL for the quarter decreased $26 million, or 11%, of which $16 million related to segment transfers. Personal banking PCL decreased $15 million, or 7%, and business banking PCL decreased $11 million, or 61%. Net impaired loans increased $17 million, or 3%, compared to the prior quarter. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at October 31, 2010.
Non-interest expenses for the quarter decreased $119 million, or 9%, compared with the prior quarter. The higher employee compensation expenses this quarter were more than offset by decreases resulting from last quarter’s business investment related expenses and higher project related costs. In addition, segment transfers also contributed to the decrease.
The average FTE staffing levels decreased by 530, or 2%, due largely to segment transfers and other internal transfers. Excluding these transfers, the FTE staffing level is essentially flat. The efficiency ratio for the current quarter improved to 45.5%, compared with 49.9% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 11

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, earnings growth is expected to moderate for the remainder of the year. The strong underlying business growth in insurance and business banking, combined with improving margins in our insurance business, is expected to be partially offset by slower volume growth and continued margin pressure in personal banking. While we expect credit losses to remain stable into 2011, expense growth over the next two quarters is anticipated to be higher relative to last year as we focus on ongoing investments in strategic initiatives to support future growth.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 12

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$104	$97	$66
Non-interest income	583	542	524
Total revenue	687	639	590
Non-interest expenses	501	468	446
Net Income
Global Wealth	133	118	101
TD Ameritrade	48	33	43
Total	$181	$151	$144
Selected volumes and ratios − Global Wealth
Assets under administration (billions of Canadian dollars)	$242	$225	$200
Assets under management (billions of Canadian dollars)	186	183	172
Return on invested capital	16.3%	13.5%	12.7%
Efficiency ratio	72.9%	73.2%	75.6%
Average number of full-time equivalent staff	7,235	7,000	7,034

Quarterly comparison - Q1 2011 vs. Q1 2010
Wealth Management net income for the quarter was $181 million, an increase of $37 million, or 26%, compared with the first quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $133 million, an increase of $32 million, or 32%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $48 million, an increase of $5 million, or 12%, compared with the first quarter last year. The increase was due to higher earnings at TD Ameritrade, attributable to continued strong asset gathering. For its first quarter ended December 31, 2010, TD Ameritrade reported net income of US$145 million, an increase of US$9 million, or 7%, compared with the first quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 16.3%, compared with 12.7% in the first quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $687 million, an increase of $97 million, or 16%, compared to the first quarter last year. The increase was primarily due to higher assets under administration and higher assets under management which drove strong fee-based revenue growth in the advice-based and asset management businesses, higher deposit balances and client margin loans combined with increased net interest margin, and higher trading volumes in our online brokerage businesses.
Non-interest expenses for the quarter were $501 million, an increase of $55 million, or 12%, compared with the first quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher asset values in the advice-based and asset management businesses, and non-recurring project expenses.
The average FTE staffing levels increased by 201, or 3%, compared with the first quarter last year, primarily due to growth in support FTE for infrastructure and business growth and, higher client-facing FTE staff, partially offset by the closure of the U.S. financial advisory business last year. The efficiency ratio for the current quarter improved to 72.9%, compared with 75.6% in the first quarter last year.
Assets under administration of $242 billion as at January 31, 2011, increased by $42 billion, or 21%, from January 31, 2010. Assets under management of $186 billion as at January 31, 2011 increased by $14 billion, or 8%, from January 31, 2010. This increase was driven by market appreciation and net new client assets.

Quarterly comparison - Q1 2011 vs. Q4 2010
Wealth Management net income for the quarter increased by $30 million, or 20%, compared with the prior quarter. Global Wealth net income increased by $15 million, or 13%. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $15 million, or 45%, compared with the prior quarter due to higher earnings at TD Ameritrade. For its first quarter ended December 31, 2010, TD Ameritrade reported net income increased US$31 million, or 27%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 16.3%, compared with 13.5% in the prior quarter.
Revenue for the quarter increased $48 million compared with the prior quarter, primarily due to increased trading volumes in the online brokerage business, higher fee-based revenue from higher client assets, and increased net interest margin.
Non-interest expenses increased $33 million, or 7% compared to the prior quarter due to higher employee compensation from higher average FTE, higher variable compensation, and non-recurring project expenses. The increase in employee compensation also resulted in higher benefit costs.
The average FTE staffing levels increased by 235 compared with the prior quarter primarily resulting from increased volumes due to business growth and higher support FTE for infrastructure. The efficiency ratio for the current quarter was 72.9%, compared with 73.2% in the prior quarter.
Assets under administration as at January 31, 2011 increased $17 billion from October 31, 2010. Assets under management as at January 31, 2011 increased $3 billion from October 31, 2010. This increase was driven by market appreciation and net new client assets.

Business Outlook
Strong equity markets boosted revenue growth this quarter. Earnings momentum is expected to continue in 2011 if markets remain strong. Additionally, we will continue to invest in our infrastructure, products and growing our sales force.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 13

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$1,077	$962	$829	$1,073	$933	$788
Non-interest income	314	257	315	314	250	299
Total revenue	1,391	1,219	1,144	1,387	1,183	1,087
Provision for credit losses - loans	136	132	191	136	129	182
Provision for credit losses - debt securities classified as loans	66	14	10	66	13	9
Provision for credit losses - total	202	146	201	202	142	191
Non-interest expenses - reported	809	763	746	805	741	709
Non-interest expenses - adjusted	788	736	674	784	714	641
Net income - reported	320	265	181	319	257	172
Adjustments for items of note, net of income taxes1
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	13	18	46	13	18	44
Net income - adjusted	$333	$283	$227	$332	$275	$216
Selected volumes and ratios
Return on invested capital	7.4%	6.3%	5.0%	7.4%	6.3%	5.0%
Margin on average earnings assets (TEB)2	3.76%	3.50%	3.41%	3.76%	3.50%	3.41%
Efficiency ratio - reported	58.2%	62.6%	65.2%	58.2%	62.6%	65.2%
Efficiency ratio - adjusted	56.6%	60.4%	58.9%	56.6%	60.4%	58.9%
Number of U.S. retail stores	1,280	1,269	1,039	1,280	1,269	1,039
Average number of full-time equivalent staff	22,882	21,104	19,117	22,882	21,104	19,117
1 For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2 Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison - Q1 2011 vs. Q1 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $320 million, an increase of $139 million, or 77%, on a reported basis, and $333 million, an increase of $106 million, or 47%, on an adjusted basis, compared with the first quarter last year. In U.S. dollar terms, the net income for the quarter was $319 million, an increase of $147 million, or 85%, on a reported basis, and $332 million, an increase of $116 million, or 54%, on an adjusted basis, compared with the first quarter last year. Earnings this quarter also included the impact of a favourable tax item of $24 million. In this quarter, there were offsetting increases in net interest income and PCL recognized for the debt securities classified as loans, resulting in a minimal net impact on earnings.
    The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $14 million and $15 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 7.4%, compared with 5.0% in the first quarter last year.
    In U.S. dollar terms, revenue for the quarter was US$1,387 million, an increase of US$300 million, or 28%, compared with the first quarter last year. The increase was primarily due to strong loan and deposit growth, the recent acquisitions, and segment transfers, partially offset by lower overdraft fees under Regulation E. Margin on average earning assets increased by 35 bps to 3.76% compared with the first quarter last year, primarily due to a change in the timing of expected cash flows on certain debt securities classified as loans. Average loans increased US$12.7 billion, or 24%, including acquisitions. Excluding acquisitions and segment transfers, average loans increased US$4.6 billion, or 9%, with average personal loans increasing US$2.9 billion, or 15%, primarily due to a US$2.3 billion increase in residential mortgages and average business loans increasing US$1.7 billion, or 5%. Average deposits increased US$26.9 billion, or 23%, including acquisitions. Excluding acquisitions, average deposits increased US$18.1 billion, or 16%, which included a US$10.2 billion increase in TD Ameritrade insured deposit accounts (IDA). Average deposit volume, excluding the impact of acquisitions and the TD Ameritrade IDAs, increased US$5.8 billion, or 7%. Business deposit volumes (excluding government) increased US$3.0 billion, or 11%, government deposit volumes remained essentially flat, and personal deposit volumes increased US$2.9 billion, or 7%.
     Total PCL for the quarter was US$202 million, an increase of US$11 million, or 6%, compared with the first quarter last year. The increase was comprised of a decrease in PCL for loans of US$46 million and an increase in the PCL for debt securities classified as loans of US$57 million. PCL for loans for the quarter was US$136 million, a decline of US$46 million, or 25%, compared with the first quarter last year. The decline in PCL for loans is a result of lower charge-offs and better performance of the loan portfolio. The PCL for debt securities classified as loans was mainly on non-agency collateralized mortgage obligation (CMO) securities, and was US$66 million this quarter compared to US$9 million in the first quarter last year. The increase in the PCL for non-agency CMO securities reflects the weakness in the U.S. housing market. Annualized PCL for loans as a percentage of credit volume was 0.82%, a decrease of 54 bps compared with the first quarter last year. The annualized PCL for loans as a percentage of credit volume would have been 0.73% excluding segment transfers, or a decrease of 63 bps compared with the first quarter of last year. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,174 million, an increase of US$156 million, or 15%, compared with the first quarter last year due to new impairment formations in the commercial real estate market in the U.S., resulting from the slower U.S. economic recovery, and segment transfers. Net impaired loans, excluding debt securities classified as loans and covered loans (assets acquired under an FDIC loss sharing agreement), as a percentage of total loans were 1.8%, compared with 1.9% as at January 31, 2010. Net impaired debt securities classified as loans were US$1,567 million as at January 31, 2011, an increase of $1,253 million compared to

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 14

January 31, 2010. The increase in the net impaired debt securities classified as loans is because the book value of the security is reported as impaired, although PCL is recognized only for the increase in the expected credit losses, which is significantly lower due to the senior position of the securities held.
Reported non-interest expenses for the quarter were US$805 million, an increase of US$96 million, compared with the first quarter last year. On an adjusted basis, non-interest expenses for the quarter were US$784 million, an increase of US$143 million, or 22%, primarily due to investments in the core franchise including new store expenses, recent acquisitions, and segment transfers.
The average FTE staffing levels increased by 3,765, or 20%, compared with the first quarter last year. This increase resulted from acquisitions, the inclusion of segment transfers, and 34 new store openings since the first quarter last year. The reported efficiency ratio for the quarter improved to 58.2%, compared with 65.2% in the first quarter last year. The adjusted efficiency ratio for the quarter improved to 56.6%, compared with 58.9% in the prior year.

Quarterly comparison - Q1 2011 vs. Q4 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $55 million, or 21%, on a reported basis, and $50 million, or 18%, on an adjusted basis, compared to the prior quarter. The annualized return on invested capital for the quarter was 7.4%, compared with 6.3% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$204 million, or 17%, compared with the prior quarter, primarily due to higher product volumes. Margin on average earning assets increased by 26 bps to 3.76% compared with the prior quarter, primarily due to the timing of cash flows on certain debt securities that are classified as loans. Average loans increased US$6.0 billion, or 10%, compared with the prior quarter. Excluding the South Financial acquisition and segment transfers, average loans increased US$1.9 billion, or 3%, with average personal loans increasing US$1.2 billion, or 6%, and average business loans increasing $0.5 billion, or 2%. Average deposits increased US$9.2 billion, or 7%, compared with the prior quarter, including a US$2.1 billion increase in average deposits of TD Ameritrade. Average deposit volume excluding the impact of the TD Ameritrade IDAs and the South Financial acquisition, increased US$1.3 billion, or 2%, with 1% growth in business deposit volume (excluding government), slight decline in government deposits, and 3% growth in personal deposit volume.
Total PCL for the quarter increased US$60 million, or 42% compared with the prior quarter. PCL for debt securities classified as loans increased US$53 million compared with the prior quarter. The increase in the PCL for debt securities classified as loans resulted mainly from the increase in the PCL for non-agency CMO securities, which increased due to the weakness in the U.S. housing market. Annualized PCL for loans as a percentage of credit volume was 0.82%, a decrease of 3 bps compared with the prior quarter. The annualized PCL for loans as a percentage of credit volume would have been 0.73% excluding segment transfers, or a decrease of 12 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,174 million, an increase of US$78 million, or 4%, compared with the prior quarter. The increase was largely due to new formations and lower levels of charge-offs. Net impaired loans, excluding debt securities classified as loans and covered loans (assets acquired under an FDIC loss sharing agreement), as a percentage of total loans were 1.76%, compared with 1.75% as at October 31, 2010. Net impaired debt securities classified as loans were US$1,567 million, an increase of US$557 million, or 55%, compared with the prior quarter. The quarter-over-quarter increase is in line with management’s expectations.
Reported non-interest expenses for the quarter increased US$64 million, or 9%, compared with the prior quarter. On an adjusted basis, non-interest expenses for the quarter increased US$70 million, or 10%, due primarily to the recent acquisition of South Financial, segment transfers, and new stores.
The average FTE staffing levels increased by 1,778, or 8%, compared with the prior quarter primarily driven by the acquisition of South Financial and new stores. The reported efficiency ratio for the quarter improved to 58.2%, compared with 62.6% in the prior quarter. The adjusted efficiency ratio for the quarter improved to 56.6%, compared with 60.4% in the prior quarter.

Business Outlook
Loan growth was within expectations for Q1 2011 and growth is expected to continue through fiscal 2011 driven by residential mortgages and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Based on our growth expectations, we expect our net quarterly earnings to be approximately US$300 million for the remainder of the year. While Regulation E was fully phased into earnings effective this quarter, the “Durbin Amendment”, a provision in the Dodd-Frank Act, could put further pressure on earnings. The Dodd-Frank Act mandates the Federal Reserve to set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. The proposed limits to be placed on debit interchange fees are expected to significantly reduce debit card interchange revenues . The draft regulations have been issued for public comments, and the financial impact cannot be determined at this time. However, mitigation strategies are being designed with the intent to recapture the potential adverse revenue impact resulting from the implementation of the new regulation.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page15

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income (TEB)	$375	$416	$513
Non-interest income	352	261	400
Total revenue	727	677	913
Provision for credit losses	6	23	8
Non-interest expenses	391	324	376
Net income - reported	237	95	372
Adjustments for items of note, net of income taxes1
Agreement with Canada Revenue Agency	-	121	-
Net income - adjusted	$237	$216	$372
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	31	32	34
Return on invested capital	29.4%	25.6%	45.2%
Efficiency ratio - reported	53.8%	47.9%	41.2%
Average number of full-time equivalent staff	3,388	3,373	3,091
1 For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison - Q1 2011 vs. Q1 2010
Wholesale Banking net income for the quarter was $237 million, a decrease of $135 million, or 36%, compared with the record first quarter last year. The decrease reflects the unusually favourable environment in the same quarter last year. Normalized market conditions in the current quarter led to lower fixed income and credit trading, and reduced corporate lending activity. These declines were partially offset by investment portfolio gains. The annualized return on invested capital for the quarter was 29.4%, compared with 45.2% in the first quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $727 million, a decrease of $186 million, or 20%, compared with the very strong first quarter last year. In the prior year, favourable market conditions characterized by tightening credit spreads and elevated client activity resulted in strong, broad-based performance and allowed for the amendment or exit of a number of transactions on a profitable basis. Current quarter trading results reflect reduced client-driven activity in a more moderate market environment characterized by reduced trading opportunities and tighter bid-offer spreads. Segment transfers and lower corporate lending volumes, as clients shift to other forms of financing, also contributed to the revenue decline. Partially offsetting these year-over-year decreases in revenue were realized gains in the run-off private equity portfolio as compared to limited activity in the first quarter last year, and improved underwriting fees as low interest rates and improved equity markets resulted in client issuance activity.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection net of any recoveries of previously recorded provisions. The net PCL for the quarter was $6 million, slightly lower than the first quarter last year. PCL in both periods is primarily limited to the accrual cost of credit protection. Net impaired loans were $36 million, a decrease of $109 million, or 75%, over the first quarter last year.
Non-interest expenses for the quarter were $391 million, an increase of $15 million, or 4%, compared with the first quarter last year, due to higher costs related to risk and control infrastructure, partially offset by lower variable compensation commensurate with reduced revenue.

Quarterly comparison - Q1 2011 vs. Q4 2010
Wholesale Banking net income for the quarter increased by $142 million, or 149%, on a reported basis, and $21 million, or 10%, on an adjusted basis, compared with the prior quarter. The increase in adjusted net income was primarily due to realized gains in the private equity portfolio and reduced provisions for credit losses, partially offset by increased expenses. The annualized return on invested capital for the quarter was 29.4%, compared with 25.6% in the prior quarter.
Revenue for the quarter increased $50 million, or 7%, compared with the prior quarter, primarily due to realized gains in the private equity portfolio. Fixed income and credit revenue increased due to improved client flow in international trading as concern over European credit subsided. The increase was partially offset by the positive impact in the prior quarter of reduced derivative counterparty credit risk resulting from credit spread tightening, and decreased net interest income in the current quarter from segment transfers. Cash equities revenue increased due to higher commissions as equity markets continue to climb, while equity derivative revenue decreased as a result of reduced client transaction revenue. Underwriting income increased primarily due to higher equity issuance and continued strength in debt origination, partially offset by lower M&A and advisory fees.
PCL for the quarter decreased $17 million compared with the prior quarter, primarily due to a provision for a private equity credit in the prior quarter. Net impaired loans decreased $6 million, or 14%, compared with the prior quarter.
Non-interest expenses for the quarter increased $67 million, or 21%, compared with the prior quarter primarily due to variable compensation.

Business Outlook
Overall, we believe the continuing investment in our franchise and client-driven strategy positions us well for the future. As capital markets demonstrate prolonged stability, revenue from origination and M&A activity should remain strong. Trading revenue will also benefit as central bank debt issuance activity increases and investments in new business initiatives enhance earnings. We expect near term performance to remain in our expected earnings range of $175-225 million.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 16

Corporate
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net loss - reported	$(102)	$(290)	$(120)
Adjustments for items of note, net of income taxes1
Amortization of intangibles2	112	115	112
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(81)	8	(4)
Decrease in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	3	4	7
Recovery of income taxes due to changes in statutory income tax rates	-	-	(11)
Release of insurance claims	-	-	(17)
Total adjustments for items of note	34	127	87
Net loss - adjusted	$(68)	$(163)	$(33)

Decomposition of items included in net loss - adjusted
Net securitization	$(21)	$(2)	$(5)
Net corporate expenses	(113)	(161)	(62)
Other	66	-	34
Net loss - adjusted	$(68)	$(163)	$(33)
1 For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

2 Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization  of intangibles.

Quarterly comparison - Q1 2011 vs. Q1 2010
Corporate segment’s reported net loss for the quarter was $102 million, compared with a reported net loss of $120 million in the first quarter last year. Adjusted net loss for the quarter was $68 million, compared with an adjusted net loss of $33 million. Compared with the same quarter last year, the higher adjusted net loss was primarily due to an increase in net corporate expenses and lower gains from securitizations, and the impact of favourable hedging and treasury activities and a tax benefit reported last year. These variances were partially offset by the favourable impact of segment transfers and higher earnings on unallocated capital.

Quarterly comparison - Q1 2011 vs. Q4 2010
Corporate segment’s reported net loss for the quarter was $102 million, compared with a reported net loss of $290 million in the prior quarter. Adjusted net loss for the quarter was $68 million, compared with an adjusted net loss of $163 million. The lower adjusted net loss was primarily attributable to a decrease in net corporate expenses, segment transfers, higher earnings on unallocated capital, and the Symcor write-down reported last quarter. These favourable variances were partially offset by lower gains from securitizations.

Outlook
Effective fiscal 2011, we have implemented a change in the Bank’s charge-out and inter-segment transfer pricing methodologies. This change is expected to have the effect of reducing losses in Corporate segment going forward. While Corporate segment results are inherently difficult to predict and by their nature and can contain some volatility, we anticipate the losses in Corporate segment to be elevated from the current quarter results. Our estimated range for the remainder of fiscal 2011 is a net loss of $80 million to $120 million per quarter which is expected to result in a lower net loss than fiscal 2010 on an annual basis, primarily due to the abovementioned changes.

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 17

Segment Transfers

Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s interim consolidated financial results. Prior period results have not been reclassified. The following table summarizes the segment transfers for the three months ended January 31, 2011.

Impacts of Segment Transfers
(millions of Canadian dollars)					For the three months ended
					Jan. 31, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(59)	$-	$36	$(18)	$41	$-
Increase/(decrease) to expenses	(10)	2	18	3	(13)	-
Increase/(decrease) to PCL	(16)	-	16	-	-	-
Increase/(decrease) to net income	(26)	(1)	1	(15)	41	-

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 18

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at http://www.td.com/investor/qr_2011.jsp.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on March 3, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2011.jsp on March 3, 2011, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-877-974-0445 (toll free).

TD BANK GROUP • FIRST QUARTER 2011 EARNINGS NEWS RELEASE	Page 19

The webcast and presentations will be archived at http://www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 3, 2011, until April 4, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4409134, followed by the pound key.

Annual Meeting
Thursday, March 31, 2011
Victoria Conference Centre
Victoria, British Columbia

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had CDN$616 billion in assets on January 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Mushtak Najarali, Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149